Exhibit 99.3

Annual and Special Meeting of Shareholders

NOTICE AND ACCESS NOTIFICATION TO SHAREHOLDERS

Meeting Date, Time & Location:

Date:                                   May 14, 2020

Time:                                   10:00 a.m. (MDT)

Place:                                 Hyatt Regency, Imperial Ballroom, 700 Centre Street South, Calgary, AB
Live audio webcast:         https://web.lumiagm.com/220957268
Meeting password:          "crescent2020" (case sensitive)

You are receiving this notification because Crescent Point Energy Corp. (the “Company”) will be using the notice and access model (“N&A”) for the delivery of meeting materials to our Shareholders in respect of our upcoming annual and special meeting to be held on May 14, 2020 (the “Meeting”). Under N&A, Shareholders still receive a proxy or voting instruction form (“VIF”) enabling them to vote at the Meeting by proxy. However, instead of a paper copy of the full Information Circular - Proxy Statement (“Information Circular”), Shareholders receive this notification which provides guidelines on how to access the Information Circular electronically. Adopting N&A to deliver materials is more environmentally friendly as it reduces paper use and also lowers the Company’s costs for printing and mailing.

The Company has elected to use a procedure known as 'stratification' in relation to its use of N&A. Stratification is the process of including a paper copy of the Information Circular in the notice package that is sent to certain Shareholders. In relation to the Meeting, Crescent Point has determined that registered Shareholders and those Beneficial Shareholders with existing instructions on their account to receive paper material will receive a paper copy of the Notice of Meeting, the Information Circular and a form of proxy or VIF (as applicable), whereas other Beneficial Shareholders will receive this N&A notification plus a VIF.

- Matters to be Voted on at the Meeting -

The resolutions to be voted on at the meeting are listed below, along with the section name in the Information Circular where further detail regarding the matter is provided. Shareholders are reminded to review the Information Circular carefully before voting as it has been prepared to help you make an informed decision.

Fix Number of Directors: Fix the number of directors to be elected at the Meeting. Information respecting fixing the number of directors may be found under “Fixing Number of Directors” in the Information Circular.

Election of Directors: Elect directors for the coming year. Information respecting the election of directors may be found under “Election of Directors” in the Information Circular.

Auditors: Re-appoint PricewaterhouseCoopers LLP as our auditors. Further information is contained under “Appointment of Auditors” in the Information Circular.

Reduce the Stated Capital Account: Adopt a special resolution to reduce the stated capital account maintained in respect of the common shares of the Company by $5 billion. Further information is contained under “Adoption of Special Resolution to Reduce Stated Capital Account” in the Information Circular.

Amend Restricted Share Bonus Plan: Adopt an ordinary resolution amending our Restricted Share Bonus Plan ("RSBP") to increase the number of common shares to be reserved for issuance under the RSBP by 6.9 million and to decrease the number of common shares to be reserved for issuance under our Stock Option Plan by 3 million. Further information is contained under “Increasing the RSBP Common Share Reserve” in the Information Circular.

Amend our By-Laws: Adopt an ordinary resolution amending our by-laws to permit shareholder meetings to be held by electronic means. Further information is contained under “By-law Amendment” in the Information Circular.

Advisory ‘Say-On-Pay’ Vote on Executive Compensation Approach: Approve, on an advisory (non-binding) basis, our approach to executive compensation which is more fully described in the Information Circular under “Advisory Vote on Executive Compensation”.

SHAREHOLDERS ARE REMINDED TO REVIEW THE INFORMATION CIRCULAR PRIOR TO VOTING.

- How to Access the Meeting Materials -

How to View Online: You may access the Meeting materials (Information Circular and related materials) as follows:

Website: http://www.crescentpointenergy.com/invest/agm-2020 which includes a link to our information circular

or

SEDAR profile: www.sedar.com

How to Receive a Paper Copy: If you would like to receive a paper copy of the Information Circular by mail, you may call us toll free at 1-855-767-6923 or email us at investor@crescentpointenergy.com (there is no charge to you for requesting a paper copy). Requests should be received by us no later than April 30, 2020 to ensure you receive the materials in advance of the voting deadline and meeting date.

If you do request a paper copy of the meeting materials, please note that another VIF will not be sent; please retain the enclosed VIF for voting purposes.

- How to Vote Your Shares -

In accordance with the instructions set forth on the accompanying VIF, Beneficial Shareholders are asked to return their VIF using one of the following methods at least one (1) business day in advance of the deposit date and time set out in the accompanying VIF:

SHAREHOLDERS ARE REMINDED TO REVIEW THE INFORMATION CIRCULAR PRIOR TO VOTING.

Vote on the Internet:             www.proxyvote.com

Vote by Telephone:                 Toll free from North America: 1-800-474-7493 (English) / 1-800-474-7501 (French)

Vote by Mail:                            Complete the accompanying VIF and return it to:

        Data Processing Centre

                        PO Box 3700, Stn Industrial Park

                        Markham ON L3R 9Z9

Shareholders with questions about N&A or accessing meeting materials can call us toll free at 1-855-767-6923 or email us directly at investor@crescentpointenergy.com.